SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9*
                Solicitation/Recommendation Statement Pursuant to
             Section 14(D)(4) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4

                           PROLER INTERNATIONAL CORP.
                            (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                   743396-10-3
                      (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                             CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                 4265 SAN FELIPE
                                    SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                      MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                  700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.

        This Amendment No. 4 amends and supplements the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 4 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 4 with the same meanings as provided in the
Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is amended to add the following to section
(a) thereof:

        On October 3, 1996, the Company learned that HNC had filed an amended petition in the New York Action pending in federal court in New York requesting that, pending arbitration of the claims set forth in HNC's Arbitration Notice, the court preliminarily enjoin the Company's merger with Schnitzer and preliminarily enjoin the Company from allowing Schnitzer any role in management of the joint ventures. To the Company's knowledge, HNC had not requested a hearing or otherwise requested the court to take any action on its request for the preliminary injunction. A copy of the press release issued by the Company in connection with HNC's filing of the amended petition and developments in the Texas Action (discussed in (b) below) is attached hereto as Exhibit 15 and incorporated herein by reference.

        Item 8 of the Schedule 14D-9 is amended to add the following to section
(b) thereof:

        A stockholder of the Company who is a resident of New York joined in the Texas Action as an additional plaintiff, claiming that HNC is tortiously interfering with the contract rights, prospective contract rights and business relations of Proler stockholders seeking to accept Schnitzer's tender offer.

        On October 3, 1996, the Company learned that HNC had removed the Texas Action to the United States District Court for the Southern District of Texas. The Company announced on that date that it believed the removal of the state court action to federal court was improper. A copy of the press release issued by the Company announcing developments in the Texas Action and HNC's filing of the amended petition in the New York Action (discussed in (a) above) is attached hereto as Exhibit 15 and incorporated herein by reference.

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
ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                 DOCUMENT

Exhibit 15 - Press Release issued by Proler International Corp. dated October 3,
             1996.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PROLER INTERNATIONAL CORP.

                                            By:    MICHAEL F. LOY

                                            /s/  MICHAEL F. LOY
                                                 VICE PRESIDENT - FINANCE, CHIEF
                                                 FINANCIAL OFFICER AND SECRETARY

Dated:  October 4, 1996